UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

ONE HORIZON GROUP, INC.

(Name of Issuer)

Common Stock,Par Value $0.0001

(Title of Class Securities)

68235H 106

(CUSIP Number)

Weststrasse 1, Baar CH6340, Switzerland

011-41 41 760 5820

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235H 106	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian James Collins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ireland

Number of	7. Sole Voting Power 3,906,731,220
Shares Beneficially
Owned by Each	8. Shared Voting Power
Reporting
Person With	9. Sole Dispositive Power 3,906,731,220

10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,906,731,220
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., formerly Intelligent Communication Enterprise Corp., a Pennsylvania corporation (the “Company”). The principal executive offices of the Company are located at Weststrasse 1, Baar CH6340, Switzerland.

Item 2.	Identity and Background

This statement of beneficial ownership is being filed by Brian James Collins, a citizen of Ireland. Mr. Collins’s business address is Abbey Technology, Baarerstrasse 57, 6304 Zug, Switzerland.

Effective November 30, 2012, Mr. Collins was appointed Vice President and Chief Technology Officer of the Company. Prior to his appointment as Vice President and Chief Technology Officer, Mr. Collins served as Chief Technology Officer of One Horizon Group Plc (“OHGP”) since 2010, following the acquisition by OHGP of Abbey Technology, a company that was founded by Mr. Collins. He has over 20 years’ experience in the technology sector with a background in software engineering. Abbey Technology developed software systems for the Swiss banking industry. Prior to this, he worked for Credit Suisse First Boston Equities in Zürich. Earlier in his career, between 1993 and 1996, he worked for Sybase in California and Amsterdam. Mr. Collins holds a BSc Hons in Computer Systems from the University of Limerick, Ireland. He also completed further software research at International Computers Limited.

During the last five years, Mr. Collins has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Service and Amount of Funds or Other Consideration

Mr. Collins acquired 3,935,921,220 shares of Common Stock upon the consummation on November 30, 2012 of the Share Exchange Agreement between the Company and OHGP dated October 12, 2012 (“Share Exchange Agreement”). As a result of the consummation of that transaction, shareholders of OHGP acquired 175.14 shares of Common Stock in exchange for each share of OHGP stock owned by them. Accordingly, on November 30, 2012, Mr. Collins was deemed to have acquired 3,935,921,220 shares of Common Stock in exchange for the shares of OHGP owned by him.

Item 4.	Purpose of Transaction

The shares of Common Stock owned by Mr. Collins were acquired for investment purposes.

Mr. Collins evaluates market conditions in deciding whether to acquire additional shares, sell all or a portion of his shares, or maintain his current ownership position. While Mr. Collins has engaged in preliminary discussions with certain individuals and companies in connection with his evaluation of market conditions, except as disclosed in Item 5 hereof, he currently has no commitments or agreements to acquire or sell additional shares of Common Stock.

In connection with the consummation of the Share Exchange Agreement, Mr. Collins was appointed as Vice President and Chief Technology Officer of the Company on November 30, 2012 and as a director of the Company on December 10, 2012. Except in his capacity as an officer and director of the Company or as disclosed in Item 5 hereof, Mr. Collins has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Collins owns beneficially 3,906,731,220 shares of Common Stock, constituting approximately 19.6% of shares outstanding based on 19,886,535,069 shares of Common Stock outstanding.

(b) Mr. Collins has sole power to vote and to dispose of the 3,906,731,220 shares of Common Stock owned by him.

(c) Mr. Collins has engaged in the following transactions in the past 60 days:

On December 27, 2012, Mr. Collins and Mr. Mark White, Chief Executive Officer of the Company, entered into a Share Purchase Agreement under which each agreed to sell 29,190,000 shares of Common Stock owned by him to an unrelated third party at a price of approximately $0.0086 per share, or a total $250,000. The sale of shares under the Share Purchase Agreement was consummated on January 22, 2013, upon the delivery of the purchase price required by the Share Purchase Agreement. Mr. Collins loaned the Company the $250,000 proceeds from his sale of shares under the Share Purchase Agreement (the “Loan”). The Loan bears interest at the rate of .21% per annum, must be repaid in one year, is prepayable without penalty and is evidenced by the Company’s convertible note under (the “Convertible Note”), under which the Company has the option to repay the Loan at any time in either cash or in shares of Common Stock at the rate of $0.0086 per share.

Also see Item 3 of this Schedule 13D.

Except as otherwise disclosed on this Schedule 13D, Mr. Collins has not effected any transactions in Common Stock during the past sixty days.

(d),(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company between Mr. Collins and any other person.

Item 7.	Material to Be Filed as Exhibits

1.	Form of Convertible Note of One Horizon Group, Inc.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2013

Date

/s/ Brian James Collins

Signature

Name/Title